Northern Dynasty announces Pebble Project Advisory Committee

May 18, 2017, Vancouver, BC – - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that its wholly-owned subsidiary, Alaska-based Pebble Limited Partnership ("Pebble Partnership" or "PLP") announced today it has received commitments from five prominent Alaskan and national figures to serve as founding members of an Advisory Committee formed to provide independent, external advice as the Pebble Project advances into federal and state permitting.

In a statement issued in Alaska today, the Pebble Partnership stated:

Last week, PLP finalized a settlement agreement with the US Environmental Protection Agency (EPA) that cleared the way for Pebble to initiate permitting under the Clean Water Act and National Environmental Policy Act. The Company is now focused on finalizing a project design for the proposed copper, gold and molybdenum mine in southwest Alaska and advancing into permitting in a timely way.

“In our view, this is the ideal time to expand our engagement with external parties to ensure the project we take into permitting, and the various environmental safeguards and partnership programs we build around that project, are as robust and responsive to stakeholder needs as they can be,” explained Pebble CEO Tom Collier. “The Pebble Advisory Committee we’re announcing today is one of several key initiatives we will be advancing this year to make Pebble the best possible project for all our stakeholder audiences.”

Founding members of the Pebble Advisory Committee are:

  Willie Hensley – a respected Alaska Native leader, former Alaska legislator and current Visiting Professor of Business and Public Policy at the University of Alaska;
  Kim Williams – former Executive Director of Nunamta Aulukestai, Chief of the Curyung Tribal Council and Bristol Bay Native Corporation director;
  Jim Maddy – former President of the League of Conservation Voters and National Park Foundation, in addition to other leadership roles in conservation organizations;
  General Joseph Ralston – former Vice Chairman of the Joint Chiefs of Staff, whose tenure as a military and government leader spans both Alaska and Washington, DC;
  Terrence ‘Rock’ Salt – former Deputy Assistant Secretary of the US Army Corps of Engineers.

Terms of Reference for the Advisory Committee are simple. Participants will have the latitude to request information about and provide feedback on any dimension of the Pebble Project they choose – including: engineering design; environmental safeguards, programs and technology; alternatives assessment; environmental impacts and mitigation; socioeconomic impacts; and programs to enhance public benefits.

“’Although the Pebble Project has been a controversial development proposal in Alaska for a number of years, it also has the potential to make a significant positive contribution to the economic health of the Bristol Bay region and the State of Alaska,’ said Willie Hensley.

‘I have always believed it is better for Alaska Natives and all stakeholders in major development projects to have a seat at the table and bring their influence to bear to shape those projects to meet their needs and priorities. I have every confidence that the leadership at PLP is serious about listening and finding ways to honor the ideas and advice of this Advisory Committee, and other Pebble Project stakeholders. I am also pleased by the inclusion of Kim Williams, an outspoken project opponent, because it demonstrates their sincerity about listening.’”

Collier noted that Advisory Committee participants will not be bound by confidentiality agreements or any other limitation on their rights of public expression, including the right to oppose development of the Pebble Project. He also confirmed that participants have the option to accept or decline an honorarium to compensate them for their time, as well as travel and related expenses. The committee is expected to meet 2 – 3 times each year in Alaska, in addition to more frequent meetings via video- or teleconference, and review and comment on reports and other technical information.

“Developing America’s natural resources responsibly – in a manner that protects important environmental values, respects other land and resource users, and meaningfully benefits local people – is clearly in the nation’s best interests,” said Jim Maddy. “But developers have to find a way to do it with the trust and support of not just regulators, but the people who use and live on and care about the land.

“It all begins with listening and sharing information. That’s what Pebble has expressed a willingness to do with this committee, and that’s why I agreed to be involved.”

Among the first matters the Pebble Advisory Committee will tackle is recruiting additional members from a range of stakeholder constituencies. That work is expected to begin this spring, with the goal of finalizing a 10-12 member group by mid-year.

For its part, the Pebble Partnership will undertake to adopt as much input and guidance from committee members as it deems practicable and appropriate, without being bound to do so. The work of the Pebble Advisory Committee will be shared publicly with project stakeholders and the people of Alaska, including those recommendations PLP has adopted and those it has not.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.